Alphatec Holdings, Inc.

5818 El Camino Real

Carlsbad, CA 92008

Via EDGAR Transmission

January 22, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Gary Todd

Mail Stop 3030

Re:	Alphatec Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 24, 2009
File No. 000-52024

Ladies and Gentlemen:

Alphatec Holdings, Inc. (the “Company” or “we”) is in receipt of the letter (the “Comment Letter”) dated January 15, 2010, which provided comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filing. We respectfully submit this letter in response to the Staff’s comments and to indicate the changes that are being made in an amendment to the above-referenced filing that will be filed with the Commission on today’s date. The comments and responses set forth below are keyed to the numbering of the comments and headings used in the Comment Letter.

We hereby advise you as follows:

Selected Condensed Consolidated Financial Data of Scient’x, page 15

1. Comment. Please revise to describe or refer to a description of how the U.S. dollar data was measured and identify the exchange rates applied.

Response. The disclosure on pages 15 and 16 has been revised in response to the Staff’s comment.

Alphatec Holdings, Inc.

January 22, 2010

Unaudited Pro Forma Condensed Combined Financial Statements, page 101

Pro Forma Adjustments, page 101

2. Comment. You disclose that the cost to acquire the shares of Scient’x will be allocated to the assets acquired and liabilities assumed. Please tell us how the reference to an allocation of the cost of the transaction to the assets acquired and liabilities assumed is consistent with the concepts of the acquisition method described in Section 805 of the FASB codification. Please revise the description or the method as appropriate.

Response. The disclosure on page 102 has been revised in response to the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 106

Acquisition of Scient’x

3. Comment. With respect to the recent stock price used in determining the fair value of the consideration transferred, please expand to provide a sensitivity analysis for a range of possible outcomes based upon percentage increases and decreases in that recent stock price. Please consider Alphatec’s stock price volatility in establishing appropriate percentages.

Response. The disclosure on page 107 has been revised in response to the Staff’s comment.

Pro Forma Adjustments

4. Comment. Under Note d, please briefly describe how you estimated the fair value of the significant intangible assets you expect to recognize upon consummation of the acquisition.

Response. The disclosure on page 109 has been revised in response to the Staff’s comment.

5. Comment. Under Note k, please disclose how you estimated the fair value of the non-controlling interest.

Response. The disclosure on page 110 has been revised in response to the Staff’s comment.

6. Comment. In light of the significance of the amount of goodwill you expect to recognize in the acquisition of Scient`x, please revise to describe the factors leading to a purchase price resulting in the recognition of the significant goodwill.

Response. The disclosure on page 109 has been revised in response to the Staff’s comment.

Alphatec Holdings, Inc.

January 22, 2010

7. Comment. We note that pro forma adjustment eliminates certain infrequent or non-recurring items included in the underlying, historical statements of operations of Scient’ x, such as goodwill impairment and in-process research and development. It is not normally appropriate to eliminate infrequent or non-recurring items included in the underlying historical financial statements of the Registrant or combining entities that are not directly affected by the transaction. Please tell us why it is appropriate under our guidance to eliminate these items from the pro forma statements of operations.

Response. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2008, as well as the disclosure on page 110, have been revised in response to the Staff’s comment to omit the pro forma adjustment for the goodwill impairment and the in-process research and development write–off. These line items and related totals have been adjusted accordingly. In addition, the pro forma adjustment for income taxes has been updated to reflect the change to the Loss before Income Taxes from removing such pro forma adjustments.

In addition, we have revised the first paragraph in the Pro Forma Adjustments section of page 101 to explain the expected continuing impact on the combined results of Alphatec and Scient’x.

Note 6. Transaction Costs

8. Comment. If expected to be significant, please disclose an estimate of the transaction costs expected to be included in earnings in the 12 month period after consummation of the acquisition. Refer to Rule 11-02(b)(5) of Regulation S-X.

Response. The disclosure on page 110 has been revised in response to the Staff’s comment.

Selected Financial Projections, page 110

9. Comment. We note your statement that investors are “cautioned not to rely” on the selected financial projections. It is generally inappropriate to disclaim responsibility for your disclosure. Please revise this language or tell us why you believe it is appropriate to include this disclaimer for the information in your filing.

Response. The disclosure on page 111 has been revised in response to the Staff’s comment.

10. Comment. We see that you presented revenues and adjusted EBITDA. Tell us why you have not presented a measure of projected earnings determined according to GAAP pursuant to Item 10(b)(2) of Regulation S-K. Support that your presentation is appropriate under the cited guidance.

Response. The disclosure on pages 111 and 112 has been revised in response to the Staff’s comment to include net income (loss).

Alphatec Holdings, Inc.

January 22, 2010

11. Comment. You have not provided reconciliation of forecasted adjusted EBITDA for the reasons cited in your disclosure. Please provide all required disclosures under Item 10(e) of Regulation S-K or tell us how this presentation is appropriate and complete under our rules. Refer also to Compliance & Disclosure Interpretation 101.01.

Response. The disclosure on pages 111, 112, and 113 has been revised in response to the Staff’s comment.

Other

12. Comment. Please update the financial statements when required by Rule 3-12 of Regulation S-X. Please also update the related pro forma data.

Response. The Company acknowledges the Staff’s comment and confirms that the financial statements will be updated when required by Rule 3-12 of Regulation S-X and that the related pro forma data will also be updated.

In submitting this letter we acknowledge that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (760) 494-6748 or by facsimile at (760) 431-9083. Thank you for your assistance.

Respectfully submitted,

Alphatec Holdings, Inc.

By:	/s/ Ebun S. Garner, Esq.
Name:	Ebun S. Garner, Esq.
Title:	Vice President, General Counsel & Secretary